UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 3

Granite Falls Energy, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

n/a

(CUSIP Number)

Leonard, Street and Deinard Professional Association

Attn: Thomas A. Jensen, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. n/a

1.	Names of Reporting Persons ROLAND “RON” J. FAGEN(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC(2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,925

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,925

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

(1) Mr. Fagen beneficially owns 1,925 Membership Units indirectly through his voting control over Fagen, Inc.

(2) The 1,925 Membership Units were purchased with the working capital of Fagen, Inc., over which Mr. Fagen has voting control.

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities Exchange Commission on February 13, 2008 and Amendment No.1 filed with the Securities Exchange Commission on December 10, 2008 and Amendment No.2 filed with the Securities Exchange Commission on February 11, 2009 (“Schedule 13D”).  Pursuant to this Amendment No. 3 to Schedule 13D, Item 4 is hereby amended as follows:

ITEM 4.

Purpose of the Transaction.

On December 4, 2008, Fagen entered into a Membership Unit Purchase Agreement (the “Agreement”) with Glacial Lakes pursuant to which Fagen has agreed to purchase 2,000 Granite Falls Energy, LLC (“Granite Falls Energy” ) Membership Units (the “Units”) from Glacial Lakes for a purchase price of $1,000 per Unit, for an aggregate purchase price $2.0 million, subject to adjustment for any distributions between execution of the agreement and closing.  Under the terms of the Agreement, the purchase price was paid to Glacial Lakes upon execution of the Agreement.  The closing of the transaction is subject to customary conditions, including the accuracy of certain representations and warranties, delivery of Units free and clear of all liens, encumbrances and security interests, and approval of the transfer by the Board of Governors of Granite Falls Energy under its Fifth Amended and Restated Operating and Member Control Agreement.  The closing of the transaction is also subject to Glacial Lakes’ right to complete a sale of its 6,500 unit membership interest to a third party within seven months of the date of the Agreement, provided that Glacial Lakes may waive such condition at any time before the expiration of the seven month period and proceed to closing with Fagen.  Glacial Lakes does not have the right to terminate the Agreement with Fagen, other than if it completes a sale of its 6,500 unit membership interest within the seven month period.  If Glacial Lakes enters into an agreement to sell its 6,500 membership units with a third party and closes on the sale of the 6,500 unit membership interest to the third party, then the Agreement with Fagen will terminate automatically, and Glacial Lakes must immediately return the purchase price paid by Fagen and also pay Fagen a termination fee equal to the amount by which the per unit purchase price that Glacial Lakes receives on the sale of the 6,500 membership units to a third party exceeds the $1,000 per unit purchase price under the Agreement with Fagen, multiplied by 2,000 (the number of units covered by the Agreement with Fagen), plus any distribution adjustment that would have been payable to Fagen if Glacial Lakes had closed on the sale to Fagen under the Agreement.  A copy of the Agreement is included as Exhibit 7.1 to this Amendment No. 2 to Schedule 13D.

On January 13, 2009, without any request for approval of the transaction by either Glacial Lakes or Fagen or submission of any other transfer request documents, the Board of Governors of Granite Falls Energy adopted a resolution unilaterally approving the “transfer” of 2,000 Membership Units from Glacial Lakes to Fagen, and deeming the transfer to have closed on and be effective as of January 13, 2009.

On February 4, 2009, Glacial Lakes Energy filed a complaint in Yellow Medicine County against Granite Falls Energy and seven individual board members of Granite Falls Energy, seeking declaratory judgment reversing the Granite Falls Energy Board action, reinstating the right of Glacial Lakes to appoint two board members to the Granite Falls Energy Board, and restoring the right of Glacial Lakes to sell the entire 6,500-unit block to a third party together with the right to appoint two Granite Falls Energy board members.  Glacial Lakes also asserted claims against Granite Falls Energy and the individual board members for breach of contract, conversion, breach of fiduciary duty, and violation of the Minnesota Limited Liability Company Act (sections 322B.833 and 322B.38).  In addition to injunctive relief, Glacial Lakes is seeking damages, and an award of attorneys fees for violation of the Minnesota LLC Act.  Glacial Lakes has named Fagen as a “potentially interested party” under Minnesota law.

On February 18, 2009, Judge Paul A. Nelson, District Court Judge, Yellow Medicine County, Minnesota, issued an Order for Injunctive Relief, enjoining Granite Falls Energy from, among other things, entering in the books and records of Granite Falls Energy any transfer or sale of the Units or otherwise transferring ownership of the Units to Fagen until such time as Glacial Lakes Energy provides Granite Falls Energy an executed request for transfer along with appropriate support documentation.

Item 7.	Material to be Filed as Exhibits
7.1

Membership Unit Purchase Agreement by and between Glacial Lakes Energy, LLC and Fagen, Inc. dated December 4, 2008 (incorporated by reference to Exhibit 7.1 to Amendment No. 1 to Schedule 13D filed on December 10, 2008).

	7.2	Complaint filed in Yellow Medicine County, Minnesota dated February 3, 2009 (incorporated by reference to Exhibit 7.2 to Amendment No. 2 to Schedule 13D filed on February 11, 2009).

	7.3	Order for Injunctive Relief.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2009

/s/ Ron Fagen
Roland “Ron” J. Fagen